UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Announces Launch of Proposed Follow-on Offering

New York, June 18, 2018 – PagSeguro Digital Ltd., or PagSeguro Digital (NYSE: PAGS), today announced that it has commenced a follow-on public offering by it and its selling shareholder, Universo Online S.A., or UOL, of its Class A common shares pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (SEC). In the offering, PagSeguro Digital is proposing to issue 11,550,000 new Class A common shares and UOL is proposing to sell 21,450,000 existing Class A common shares. UOL has also granted the underwriters a 30-day option to purchase up to 4,950,000 additional Class A common shares at the initial public offering price less the underwriting discount. Immediately following this offering, PagSeguro Digital will have a total of 326,684,418 common shares issued and outstanding, of which 156,113,557 shares will be Class A common shares beneficially owned by investors other than UOL, representing a free float of 47.8%, assuming no exercise of the underwriters’ option to purchase additional common shares from UOL.

PagSeguro Digital plans to use the net proceeds received by it from the sale of its new Class A common shares in this offering to continue taking advantage of new market opportunities by ramping up investments in new technologies, products and services for its digital ecosystem. Any remaining net proceeds will be used for other general corporate purposes.

PagSeguro Digital’s Class A common shares are listed on the New York Stock Exchange under the symbol “PAGS.”

PagSeguro Digital is the parent company of PagSeguro Internet S.A., a provider of financial technology solutions incorporated in Brazil.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC will act as Global Coordinators. When available, a copy of the preliminary prospectus related to the offering may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; and Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.

A registration statement on Form F-1 relating to these securities has been filed with the SEC, but has not yet become effective. A copy of the registration statement on Form F-1 can be accessed through the SEC’s website at www.sec.gov. This offering is being made solely by means of the written prospectus forming part of the registration statement on Form F-1. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About PagSeguro:

PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on micro-merchants, small companies and medium-sized companies in Brazil. PagSeguro Digital’s business model covers all of the following five pillars:

•	Multiple digital payment solutions;

•	In-person payments via point of sale (POS) devices that PagSeguro Digital sell to merchants;

•	Free digital accounts;

•	Issuer of prepaid cards to clients for spending or withdrawing account balances; and

•	Operating as an acquirer.

PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of accepting payments, where its clients can transact and manage their cash, without the need to open a bank account. PagSeguro Digital’s end-to-end digital ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro Digital’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

SOURCE: PagSeguro Digital.

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

André Cazotto, +55 (11) 3914-9403

ir@pagseguro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director